JPMORGAN INSURANCE TRUST

1111 POLARIS PARKWAY

COLUMBUS, OH 43240

VIA EDGAR CORRESPONDENCE

April 13, 2010

Sally Samuel

Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Re: JPMorgan Insurance Trust (“Trust”);

File Nos. 33-66080; 811-7874 – Post-Effective Amendment No. 34

Dear Ms. Samuel:

This letter is in response to the comments you provided to me on March 30, 2010 with respect to Post-Effective Amendment No. 34 to the Trust’s Registration Statement. We will incorporate any changes to the Trust’s Registration Statement in an amendment pursuant to Rule 485(b) that will be filed later this month.

General

1.

Comment:  Please include all the missing information needed to complete the Trust’s annual update to its registration statement.

Response:  The missing information will be included in the amendment that will be filed pursuant to Rule 485(b) later this month.

2.

Comment:  Please include only the board approved investment objective for each Portfolio in the “What is the goal of the Portfolio?” section.

Response:  We have confirmed that only the board approved investment objectives for each Portfolio are included.

3.

Comment:  Please consider including a “Summary” heading at the beginning of the summary section for each Portfolio.

Response:  We will add a heading to the beginning of each summary section.

Annual Fund Operating Expenses Table

4.

Comment:  Please include “Total Annual Fund Operating Expenses After Fee Waivers and Expense Reimbursements” in the fee table only if the Portfolio’s expenses are higher than its contractual expense cap.

Response:  We will only include “Total Annual Fund Operating Expenses After Fee Waivers and Expense Reimbursements” in the fee table if the Portfolio’s expenses are higher than its contractual expense cap.

5.

Comment:  Please confirm that “Acquired Fund Fees and Expenses” will be reflected in the fee table if the amount of such expenses is greater than 1 basis point.

Response:  We will include “Acquired Fund Fees and Expenses” in the fee table if these amounts are greater than 1 basis point.

6.

Comment:  In the footnote describing the contractual fee waivers, explain the circumstances under which the contract can be terminated.

Response:  The expense limitation agreement does not provide a means for its termination before its expiration date.  Therefore, the service providers will determine whether to continue the arrangement only on its termination.  The included disclosure was designed to satisfy the requirement to disclose the circumstances under which the arrangement will not continue.

Example

7.

Comment:  Please do not include any information about fee waivers in the assumptions for the example calculations if a Portfolio is under its contractual expense cap.

Response:  We will only include information about fee waivers if the Portfolio’s expenses are higher than its contractual expense cap.

Portfolio Turnover

8.

Comment:  Please revise the 2nd sentence of the section to add the word “rate” so that it reads as follows:

A higher portfolio turnover rate may indicate higher transaction costs.

Response:  The disclosure will be revised.

Main Investment Strategies

9.

Comment:  Please include only principal strategies in this section.

Response:  We have confirmed that only principal strategies are included in this section.

10.

Comment:  For the Core Bond Portfolio, please move the information on “temporary defensive positions” in the first paragraph and the information about the Portfolio’s 80% policy in the second paragraph of the strategies section to “More About the Portfolios.”

Response:  We will move the information about the temporary defensive positions to “More About the Portfolios.”  With respect to the information about the Portfolio’s 80% policy, we will retain the policy itself which says that the Portfolio has to invest 80% of its net assets in bonds, but we will move most of the paragraph which explains what a bond is to “More About the Portfolios.”

Main Investment Risks

11.

Comment:  Please confirm that the risks disclosed are consistent with the main strategies.

Response: We have confirmed that the risks are consistent with the main strategies.

12.

Comment:  Does Form N-1A allow in the summary the following disclosure “Investments in the Portfolio are not deposits or obligations of, or guaranteed or endorsed by, any bank and are not ensured or guaranteed by the FDIC, the Federal Reserve Board or any other agency.” if the fund’s adviser or distributor is not a bank?

Response:  As we discussed, we think this disclosure is necessary in order to avoid any confusion about the role of our affiliate bank.  We appreciate that you were able confirm that it is permitted to include such information.

The Portfolio’s Past Performance

13.

Comment:  Please include in the introduction to the performance the inception date for the Class 2 Shares.

Response:  The revision will be made.

14.

Comment:  Please revise the description of the Lipper index to explain that the index contains returns of funds with similar investment objectives.

Response:  We respectfully disagree with this comment, primarily because we do not believe that all the funds contained in a Lipper index necessarily have similar investment objectives, particularly in some of the broader categories.  In addition, we do not believe that Instruction 2(b) for the performance table requires that the index description state that the fund has similar investment objectives, instead the language in Instruction 2(b) provides an example of a type of information that can be included in the description.  We have, however, revised the disclosure to say that the Lipper index is “based on the total returns of certain mutual funds which are ~~within the Portfolio’s designated category as~~ determined by Lipper to be similar and which Lipper, therefore, has included in the Portfolio’s designated category.”

15.

Comment:  Please revise the bar chart to show vertical bars instead of horizontal bars or in the alternative, include a scale for the horizontal axis.

Response:  We respectfully decline to revise the bar chart to show vertical bars because we do not believe that Form N-1A requires that the bars be vertical and we do not believe the vertical bars are more confusing. We will, however, add a scale to the horizontal axis in order to make the relative performance clearer.

16.

Comment:  Please confirm that we are including the gross MSCI EAFE index for the comparative index for the International Equity Portfolio and revise the parenthetical after the index name in the table to exclude taxes.

Response:  The MSCI EAFE index performance shown for the International Equity Portfolio is the net version.  Therefore, we will not revise the parenthetical as requested.

Payments to Insurers, Broker-Dealers and Other Financial Intermediaries

17.

Comment:  Please revise the disclosure to more closely track the requirements of Form N-1A.

Response:  We will revise the disclosure as follows:

Payments to Insurance Companies and to Broker-Dealers and Other Financial Intermediaries

Portfolio shares are available only through an insurance company’s variable insurance contracts or an employer or other retirement plan (Retirement Products).  The Portfolio or its related companies may make payments to an insurance company (and/or its related companies) for distribution and/or related services.  Such insurance companies (or their related companies) may pay broker-dealers or other financial intermediaries that sell the variable insurance contracts for the sale of Portfolio shares and/or related services.  These payments to insurance companies may be a factor that the insurance company considers in including the Portfolio as an underlying investment in a variable insurance contract.

The prospectus or other disclosures relating to a variable insurance contract may contain additional information about these payments.  When received by a broker-dealer or other financial intermediary from an insurance company (or its related companies) or in connection with Retirement Products, such payments may create a conflict of interest by influencing the financial intermediary to recommend the Portfolio over another investment. Ask your financial intermediary or visit its website for more information.

More about the Portfolios

18.

Comment:  In the Class 2 prospectus, please clarify the heading “Each of the Equity Portfolios” to explain which are the equity funds.

Response:  We will revise the heading to read “Each of the Equity Portfolios (All Portfolios except Core Bond Portfolio)”

19.

Comment:  Please include a brief description of securities lending in this section.

Response:  We will add a brief description to “More About the Portfolios” to the extent applicable.

20.

Comment:  Please disclose which Portfolios have had high portfolio turnover after the statement that says that “The frequency with which each Portfolio buys and sells securities will vary from year to year, depending on market conditions.”

Response:  We respectfully decline to make this change. We already include the portfolio turnover for the last fiscal year in each summary and for those Portfolios which have high portfolio turnover, we also include “High Portfolio Turnover Risk”; therefore, we believe that we have sufficient disclosure on this issue.

21.

Comment:  Please consider whether the cross reference to the Statement of Additional Information in the third introductory paragraph under “Investment Risks” in “More About the Portfolios” is consistent with General Instruction 2(a) to Form N-1A.

Response:  We have reviewed General Instruction 2(a) and will remove the cross reference to the Statement of Additional Information.

22.

Comment:  Consider whether “sub-prime” risk disclosure should be added to the Real Estate Securities Risk section.

Response:  We have discussed this issue with our portfolio management personnel, and they do not believe that additional “sub-prime” risk disclosure is necessary based on the types of mortgage REITs that the Portfolios purchase.

23.

Comment:  Please disclose in “Geographic Focus Risk” the regions that the International Equity Portfolio invests in primarily.

Response: As we discussed, this information is already included in the Portfolio’s summary.

24.

Comment:  Please add disclosure to the “Derivatives Risk” section on the consequences of having to segregate assets.

Response:  We will add appropriate disclosure to the “Derivatives Risk” section.

Back Cover

25.

Comment:  Please include a direct link URL to the location of the Trust’s Statement of Additional Information and Annual and Semi-Annual Reports.

Response:  We will include the requested information.

26.

Comment:  Please delete “or other materials that you received when you purchased your contract” from the last paragraph.

Response:  We will delete the requested information.

Statement of Additional Information

27.

Comment:  Please add in the Trust’s post-effective amendment pursuant to Rule 485(b) the new required disclosure concerning the trustees.

Response:  The new disclosure will be included in the post-effective amendment.

Part C

28.

Comment:  Please file final conformed copies of the required exhibits and not “forms of” agreements.

Response:  We will file final copies.

In connection with your review of the Trust’s Post-Effective Amendment No. 34 filed by the Trust on February 11, 2010, the undersigned hereby acknowledges on behalf of the Trust that: (1) the Trust is responsible for the adequacy and the accuracy of the disclosure contained in the filings; (2) comments of the staff of the Securities and Exchange Commission ("Staff"), if any, or changes to disclosure in Response to Staff Comments, if any, in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission ("SEC") from taking any action with respect to the filing made; and (3) the Trust may not assert Staff Comments, or lack thereof, as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004, release regarding the public release of Comment letters and Responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (614) 248-7598.

Sincerely,

/s/ Elizabeth A. Davin

Elizabeth A. Davin

Assistant Secretary